UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  January 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


 1.  Partial Repurchase announcement dated 04 December, 2007
 2.  FRN Variable Rate Fix announcement dated 04 December, 2007
 3.  FRN Variable Rate Fix announcement dated 04 December, 2007
 4.  Partial Repurchase announcement dated 05 December, 2007
 5.  Partial Repurchase announcement dated 05 December, 2007
 6.  Directorate Change announcement dated 06 December, 2007
 7.  Partial Repurchase announcement dated 07 December, 2007
 8.  Partial Repurchase announcement dated 07 December, 2007
 9.  Partial Repurchase announcement dated 07 December, 2007
10.  Partial Repurchase announcement dated 07 December, 2007
11.  Partial Repurchase announcement dated 07 December, 2007
12.  FRN Variable Rate Fix announcement dated 07 December, 2007
13.  Publication of Final Terms announcement dated 10 December, 2007
14.  Director/PDMR Shareholding announcement dated 11 December, 2007
15.  Partial Repurchase announcement dated 12 December, 2007
16.  Partial Repurchase announcement dated 12 December, 2007
17.  Full Repurchase announcement dated 12 December, 2007
18.  Partial Repurchase announcement dated 12 December, 2007
19.  Partial Repurchase announcement dated 13 December, 2007
20.  FRN Variable Rate Fix announcement dated 14 December, 2007
21.  FRN Variable Rate Fix announcement dated 14 December, 2007
22.  Full Early Repurchase announcement dated 17 December, 2007
23.  FRN Variable Rate Fix announcement dated 20 December, 2007
24.  Total Voting Rights announcement dated 20 December, 2007
25.  FRN Variable Rate Fix announcement dated 31 December, 2007
26.  Full Early Repurchase announcement dated 31 December, 2007
27.  Partial Early Repurchase announcement dated 31 December, 2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 02, 2008                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: January 02, 2008                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit  1


Barclays Bank PLC BARCLAYS - Series 6820 - ISIN XS0263768078 - Maturity Date 8 FEBRUARY 2008 - EUR 6,650,000

Please be advised the following issue has been repurchased for EUR 4,500,000 on 3 DECEMBER 2007.

The  outstanding  balance will therefore be EUR 2,150,000.

Exhibit  2


Barclays Bank PLC


Issue Name:               Barclays Bank Plc
                          Series 138
                          AUD 150,000,000 Subordinated Floating Rate Notes Due
                          2013
ISIN Code:                XS0175471944
Interest Rate:            7.725000%
Base Rate:                7.255000%
Interest Period:          04-Dec-07 to 04-Mar-08
Day Count Method:         Actual/365 (Fixed)
Number of Days in Period: 91
Payment Date:             04-Mar-08

Denomination:             Coupon:
----------------          ----------------
        1,000.00          AUD        19.26
       10,000.00          AUD       192.60
      100,000.00          AUD     1,925.96

Exhibit  3


BARCLAYS BANK PLC


BARCLAYS - Series S105 - ISIN XS0264954073 -
Maturity Date 20 NOVEMBER 2012 - GBP 7,000,000

Please be advised the following issue has been repurchased for GBP 2,500,000 on 28 NOVEMBER 2007.

The outstanding balance will therefore be GBP 4,500,000

Exhibit  4

BARCLAYS BANK PLC


BARCLAYS - Series S172 - ISIN XS0278680961 - Maturity Date 27 MARCH
                      2013 - GBP 5,000,000

The following issue has been repurchased for GBP 3,5000,000 on 27 NOVEMBER 2007.

The oustanding balance is therefore GBP 1,500,000

Exhibit  5

BARCLAYS BANK PLC


BARCLAYS - Series S270 - ISIN XS0302832018 - Maturity Date 5
SEPTEMBER 2013 - GBP 7,000,000

Please be advised the following issue has been repurchased for GBP 1,000,000 on 28 NOVEMBER 2007.

The oustanding balance will therefore be GBP 6,000,000

Exhibit  6

                                                                 6 December 2007


                             BARCLAYS BOARD CHANGES


Barclays PLC and Barclays Bank PLC are pleased to announce the following appointments to the Boards of Directors, effective from 1 January 2008, subject to normal regulatory clearances.

Sir Michael Rake has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a non-executive Director, with effect from 1 January 2008. He will also become a member of the Board Audit Committee. Sir Michael is the former Chairman of KPMG International and is currently Chairman of BT Group PLC. He has been Chairman of Business in the Community for the last three years and is Chairman of the UK Commission for Employment and Skills.

Patience Wheatcroft has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a non-executive Director, with effect from 1 January 2008. An established financial journalist and national newspaper editor, Patience is a former Editor of the Sunday Telegraph and was Business and City Editor of The Times between 1997-2006. She has been a member of the UK-India Round Table, a government-to-government sponsored organisation that aims to strengthen the relationship between the two countries, since 2004.

Dr Danie Cronje, non-executive Director, has advised Barclays that he does not intend to seek re-election at the 2008 Annual General Meeting. Dr Cronje will therefore leave the Boards at the conclusion of the Annual General Meeting in April 2008.

Marcus Agius, Barclays Chairman, said today, "I am delighted that Sir Michael Rake and Patience Wheatcroft will be joining the Barclays Boards. Each of them brings a diverse wealth of experience and their appointments strengthen further the independent, non-executive presence on our Boards."

There are no further details that are required to be disclosed in respect of the appointments under LR 9.6.13R of the Listing Rules of the UK Listing Authority.


For further information please contact:

Alistair Smith
Head of Media Relations
Barclays PLC
Tel: +44 (0) 20 7116 6132

Exhibit  7

Barclays Bank PLC



BARCLAYS - Series S241 - ISIN XS0294095285 - Maturity Date 7 JANUARY 2013 - GBP 15,000,000

Please be advised the following issue has been repurchased for GBP 12,000,000 on 28 November 2007.

The outstanding balance will therefore be GBP 3,000,000

Exhibit  8

Barclays Bank PLC



 BARCLAYS - Series S232 - ISIN XS0290463958 - Maturity Date 4 JANUARY 2013 - GBP
                                    8,000,000

Please be advised the following issue has been repurchased for GBP 6,000,000 on 28 NOVEMBER 2007.

The outstanding balance will therefore be GBP 2,000,000

Please amend your records accordingly.

Exhibit  9

Barclays Bank PLC


 BARCLAYS - Series S309 - ISIN XS0312952384 - Maturity Date 13 NOVEMBER 2013 -
                                 GBP 10,000,000

Please be advised the following issue has been repurchased for GBP 2,000,000 on 28 NOVEMBER 2007.

The outstanding balance will therefore be GBP 8,000,000

Please amend your records accordingly.

Exhibit  10

Barclays Bank Plc



  BARCLAYS - Series 7199 - ISIN XS0269320767 - Maturity Date 3 APRIL 2008 - EUR
                                    7,656,000

Please be advised the following issue has been repurchased for EUR 200,000 on 21 NOVEMBER 2007.

The outstanding balance will therefore be EUR 7,456,000

Please amend your records accordingly.

Exhibit  11

Barclays Bank PLC

BARCLAYS - Series S137 - ISIN XS0272308494 - Maturity Date 25 July 2012 - GBP 10,000,000

Please be advised the following issue has been repurchased for GBP 8,000,000 on 28 NOVEMBER 2007.

The outstanding balance will therefore be GBP 2,000,000

Please amend your records accordingly.

Exhibit  12

Barclays Bank PLC


Re:  WOOLWICH
     GBP 55,000,000.00
     MATURING: 07-Dec-2009
     ISIN: XS0098120677

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Dec-2007 TO 07-Mar-2008 HAS BEEN FIXED AT 6.756250 PCT

DAY BASIS: ACTUAL/365(PROP)

INTEREST PAYABLE VALUE 07-Mar-2008 WILL AMOUNT TO:
GBP 1,681.10 PER GBP 100,000.00 DENOMINATION

Exhibit  13


                           Publication of Final Terms


The following final terms have been approved by the UK Listing Authority and are available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of GBP500,000,000 Fixed/ Floating Rate Subordinated Callable Notes due 2023 under the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.


http://www.rns-pdf.londonstockexchange.com/rns/5959j_-2007-12-10.pdf



For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP



DISCLAIMER - INTENDED ADDRESSEES


Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 7 June 2007 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit  14



                                                                11 December 2007

            Director/PDMR shareholding: Disclosure and Transparency
                      Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


Mr G A Hoffman, a Director of Barclays PLC ("the Company"), notified the Company on 10 December 2007 that, on 10 December 2007, he had exercised Sharesave options over 324 ordinary shares in the Company at a price of 316.00p per share.

The revised total shareholding for Mr Hoffman following this transaction is 431,761 ordinary shares.

Exhibit  15


Barclays Bank Plc



 BARCLAYS - Series S113 - ISIN XS0266540847 - Maturity Date 29 SEPTEMBER 2011 -
                                  GBP 5,000,000

Please be advised the following issue has been repurchased for GBP 2,000,000 on 28 NOVEMBER 2007.

The outstanding balance will therefore be GBP 3,000,000

Please amend your records accordingly.

Exhibit  16


BARCLAYS BANK PLC


BARCLAYS - Series S255 - ISIN XS0295815509 - Maturity Date 15
           FEBRUARY 2013 - GBP 8,000,000

Please be advised the following issue has been repurchased for GBP 6,500,000 on 28 NOVEMBER 2007.

The outstanding balance will therefore be GBP 1,500,000

Exhibit  17


Barclays Bank Plc



  BARCLAYS - Series S066 - ISIN XS0254344046 - Maturity Date 31 JULY 2012 - GBP
                                    5,000,000

Please be advised the following issue has been repurchased for GBP 5,000,000 on 28 NOVEMBER 2007.

The outstanding balance is therefore ZERO.

Please amend your records accordingly.

Exhibit  18


Barclays Bank PLC



  BARCLAYS - Series 5248 - ISIN XS0294315667 - Maturity Date 4 JULY 2013 - GBP
                                   15,000,000

Please be advised the following issue has been repurchased for GBP 5,000,000 on 28 NOVEMBER 2007.

The outstanding balance wil therefore be GBP 10,000,000

Please amend your records accordingly.

Exhibit  19

Barclays Bank Plc



    Barclays - Series 7199 - ISIN XS0269320767 - Maturity Date 3 April 2008 -
                                  EUR 7,456,000

Please be advised the following issue has been repurchased for EUR 20,000 on 7 December 2007.

The outstanding balance will therefore be EUR 7,436,000

Exhibit  20

Barclays Bank PLC


Issue Name:                 Barclays Bank PLC Series 127
                            US$ 1,000,000,000 Floating Rate Subordinated Notes
                            Due 2013
ISIN Code:                  XS0164254780
Interest Rate:              5.590630%
Base Rate:                  5.140630%
Interest Period:            11-Dec-07  to  11-Mar-08
Day Count Method:           Actual/360
Number of Days in Period:   91
Payment Date:               11-Mar-08

Denomination:               Coupon:
                 1,000.00   USD 14.13
                10,000.00   USD 141.32
               100,000.00   USD 1,413.19

#
Exhibit  21

Barclays Bank PLC


Issue Name:                 Barclays Bank PLC
                            Series 155
                            USD 500,000,000 Callable Floating Rate Subordinated
                            Notes due 2017
ISIN Code:                  XS0229313696
Interest Rate:              5.340630%
Base Rate:                  5.140630%
Interest Period:            11-Dec-07  to  11-Mar-08
Day Count Method:           Actual/360
Number of Days in Period:   91
Payment Date:               11-Mar-08

Denomination:               Coupon:
-------------------------   ---------------------------------------------------
                 1,000.00   USD 13.50
                10,000.00   USD 135.00
               100,000.00   USD 1,349.99

Exhibit  22

BARCLAYS BANK PLC



                      Barclays Bank Plc - ISIN XS0255954751
                Maturity Date 06 December 2007 - EUR 5,000,000.00

Please be advised the following issue has been repurchased for EUR 5,000,000.00

The outstanding balance will therefore be EUR 0.00

Please amend your records accordingly.

Exhibit  23

Barclays Bank Plc


Issue Name:               Barclays Bank Plc
                          Series 153
                          CZK 1,500,000,000 Floating Rate Notes
                          due March 2010
ISIN Code:                XS0213909335
Interest Rate:            4.010000%
Base Rate:                4.010000%
Interest Period:          10-Dec-07 to 10-Mar-08
Day Count Method:         Actual/360
Number of Days in Period: 91
Payment Date:             10-Mar-08

Denomination:             Coupon:
----------------          ----------------
1,000,000.00              CZK 10,136.39

Exhibit  24


                                                                11 December 2007

            Director/PDMR shareholding: Disclosure and Transparency
                      Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


Mr G A Hoffman, a Director of Barclays PLC ("the Company"), notified the Company on 10 December 2007 that, on 10 December 2007, he had exercised Sharesave options over 324 ordinary shares in the Company at a price of 316.00p per share.

The revised total shareholding for Mr Hoffman following this transaction is 431,761 ordinary shares.

Exhibit  25

Barclays Bank PLC


Issue Name:               Barclays Bank PLC
                          Series 145
                          GBP 45,000,000 Floating Rate Notes Due 2009
ISIN Code:                XS0188531247
Interest Rate:            6.471250%
Base Rate:                6.431250%
Interest Period:          17-Dec-07 to 17-Mar-08
Day Count Method:         Actual/365 (Fixed)
Number of Days in Period: 91
Payment Date:             17-Mar-08

Denomination:             Coupon:
----------------          ----------------
    10,000.00             GBP       161.34

Exhibit  26

Barclays Bank PLC



                   Barclays - Series S179 - ISIN XS0280358291
             Maturity Date 27 December 2007 - O/S Nominal 3,000,000

Please be advised the following issue has been repurchased for GBP 3,000,000 on 27 December 2007

The outstanding balance will therefore be ZERO

Exhibit  27

Barclays Bank PLC



         BARCLAYS - Series 10298 - ISIN XS0316847812 - Maturity Date 27
                          December 2007 - EUR 3,000,000

Please be advised the following issue has been repurchased for EUR 2,000,000 on 27 December 2007.

The outstanding balance will therefore be EUR 1,000,000

Please amend your records accordingly.